Exhibit 17

Mr. Steve Odland	Mr. Neil Austrian
Chairman and Chief Executive Officer	Lead Director
Office Depot, Inc.	Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496-2434

Dear Steve and Neil

It is with regret that I hereby resign from the Office Depot Board of Directors, effective December 31, 2008. Due to personal reasons related to a series of family health issues, I have decided to step down from the Board.

It has been a pleasure serving with such a high caliber group of Directors and I wish everyone all the best.

Sincerely,

/s/ Abelardo E. Bru
Abelardo E. Bru